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                                                     SEC FILE NUMBER 016441
                                                     CUSIP NUMBER 191893106


                   U.S. SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                (Check One):

[X] Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ]Form N-SAR
For Period Ended:  For the Fiscal Year Ended December 31, 1996
                   -------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_____________________


________________________________________________________________________________
 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________________
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


________________________________________________________________________________
PART I--REGISTRANT INFORMATION
________________________________________________________________________________


                              CODE-ALARM, INC.

                               950 E. Whitcomb
          ---------------------------------------------------------
          Address of Principal Executive Office (Street and Number)


                          Madison Heights, MI 48071
          ---------------------------------------------------------
                          City, State and Zip Code





________________________________________________________________________________
PART II--RULES 12B-25(b) AND (c)
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X] (b)  The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         Please See Attached Exhibit A.
________________________________________________________________________________
PART III--NARRATIVE
________________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                         Please See Attached Exhibit B.

________________________________________________________________________________
PART IV--OTHER INFORMATION
________________________________________________________________________________


     (1) Name and telephone number of person to contact in regard to this notification

        Craig S. Camalo              (810)          583-9620
   ----------------------------------------------------------------------
            (Name)                (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Please See Attached Exhibit C.




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                              CODE-ALARM, INC.
                --------------------------------------------
                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 1997               By /s/ Rand W. Mueller
     ------------------------        ------------------------------
                                     Rand W. Mueller, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


________________________________________________________________________________

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
________________________________________________________________________________





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March 31, 1997

                                  Exhibit A

                           ACCOUNTANT'S STATEMENT

Securities & Exchange Commission
Washington, D.C.  20549



        RE:  Code-Alarm, Inc.
             Commission File Number: 016441


Deloitte & Touche LLP is the independent auditor of Code-Alarm, Inc.

We are writing with respect to Code-Alarm, Inc.'s (the Company) Form 12b-25 filing of Notification of Late Filing of Form 10-K Annual Report due March 31, 1997, and have prepared this letter as an attachment thereto.

The Company has been unable to complete the 1996 year end closing of the books and records of its European subsidiaries. Until this process is complete, it is not possible for the Company to prepare complete and accurate consolidated financial statements.

Very truly yours,


/s/ Deloitte & Touche LLP
    Deloitte & Touche LLP





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                                  Exhibit B

                            PART III - NARRATIVE

The Company has been unable to complete the 1996 year end closing of the books and records of its European subsidiaries. Until this process is complete, it is not possible for the Company to prepare complete and accurate consolidated financial statements.






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                                   Exhibit C

The Company will incur a consolidated net loss for its fiscal year ended December 31, 1996, significantly in excess of its 1995 consolidated net loss due to nonrecurring pretax charges of at least $7 million. Until the Company completes the 1996 year end closing of the books and records of its European subsidiaries, the amount of its consolidated net loss cannot be determined.

Significant nonrecurring charges that will be included in the Company's
1996 consolidated net loss include an impairment write-down applicable to intangible assets of a United States subsidiary, as required by Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets, and for Long-Lived Assets to be Disposed of," and a charge applicable to its European subsidiaries.